SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Ryanair is consumer's No. 1 airline on UK-Ireland Routes

Ryanair, Europe's only low fares airline today (Tuesday, February 25, 2003) announced its market share figures for January 2003, confirming Ryanair's NO. 1 position on the UK and Ireland routes. Ryanair is flying 50% of all passengers on the UK-Dublin routes, once again proving that low fares beat the high-fare carriers anytime and everytime.

Commenting on the details today, Kathryn Munro, Ryanair's Sales Manager for UK and Scotland, Kathryn Munro, said:

"Once again, Ryanair continues to dominate the most popular route, London-Dublin, carrying over 42% of the passengers every day.

"Ryanair have always been and will always continue to be committed to offering our consumers low fares, choice and efficient services competing with Aer Lingus, British Airways, and British Midland on these routes.

"And our latest figures confirm passengers like the deal they're getting from major UK destinations to Dublin. Passengers are flocking into Dublin with Ryanair from London, Bristol, Leeds, Newcastle, Glasgow and Edinburgh.

"We're NO 1 on these routes, carrying over 60% of the passengers on the Glasgow-Dublin, Edinburgh-Dublin routes, a whopping 97% on the Leeds-Bradford - Dublin route and 94% on the Newcastle -Dublin routes".


Routes to Dublin                   Ryanair         Market Share
                                   Position

Leeds-Bradford                        1                97%
Newcastle                             1                94%
Bristol                               1                87%
Edinburgh                             1                64%
Glasgow                               1                61%
London                                1                42%



ENDS           25 FEBRUARY 2003

FOR INFORMATION

Paul Fitzsimmons

Ryanair

00 353 1 8121228

Pauline McAlester

Murray Consultants

00 353 1 4980300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  25 February, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director